Quantum Computing Inc.

215 Depot Court SE, Suite 215

Leesburg, VA 20175

June 26, 2023

Becky Chow

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Quantum Computing Inc.
Form10-K filed on March 30, 2023 Form 8-K/A filed on September 02, 2022
File No. 001-40615

Dear Ms. Chow:

By letter dated June 12, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Quantum Computing Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K filed March 30, 2023 and the Company’s Form 8-K/A filed September 02, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K filed on March 30, 2023

Notes to Consolidated Financial Statements

Merger with QPhoton, Inc., page F-12

1.	We note you completed your merger with QPhoton, Inc. in 2022. Please revise your disclosures to provide the following information if the merger was accounted for as a business combination under FASB Accounting Standards Codification Topic 805. Otherwise, please disclose the accounting method you used for the merger with QPhoton, Inc.

●	Provide a purchase price allocation table;
●	Provide how you valued the specific assets and liabilities acquired;
●	Describe how you valued the stocks and warrants issued as the merger consideration;
●	Explain to us how you determined the fair values of the intangible assets you acquired and separately identify the amount of goodwill acquired; and
●	Please tell us your consideration of the disclosure guidance in ASC 805-10-50. If disclosure of any of the information is impracticable, you should disclose that fact and explain why the disclosures are impracticable.

Response: In response to the Staff’s comment, in consideration of the disclosure guidance in ASC 805-10-50, we have amended our disclosure, on Amendment No. 2 to our Annual Report on Form 10-K, to: (i) clearly indicate that our merger with QPhoton, Inc. in 2022 (the “Merger”) was accounted for as a business combination under FASB Accounting Standards Codification Topic 805; (ii) include a purchase price allocation table in connection with the Merger; (iii) describe how we valued the specific assets and liabilities acquired in the Merger; (iv) describe how we valued the stocks and warrants issued as the merger consideration; and (v) explain how we determined the fair values of the intangible assets we acquired and separately identify the amount of goodwill acquired. We have considered the disclosure guidance in ASC 805-10-50 and determined that none of the information is impracticable for disclosure. We now believe that our disclosure is in compliance with all the requirements of ASC 805-10-50.

Form 8-K/A filed on September 02, 2022

Exhibit 99.3 – Unaudited Pro Forma Combined Financial Information, page F-7

2.	Under ASC 805, the purchase price should be allocated to specific identifiable tangible and intangible assets and liabilities based on their values. If the accounting is preliminary/provisional, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the asset should be highlighted. In this regard, please explain why your pro forma financial information does not give effect to the acquisition accounting of the acquisition of QPhoton.

Response: In response to the Staff’s comment, we have amended our disclosure of the Unaudited Pro Forma Combined Financial Statements of Quantum Computing Inc. as of March 31, 2022 and for the year ended December 31,2021, on Amendment No. 2 to our Current Report on Form 8-K, to include the acquisition accounting adjustments as of June 16, 2022.

3.	We noted you only provided a table of the total estimated preliminary purchase consideration; however, under ASC 805, the notes to the pro forma balance sheet should include a disclosure of the date at which the stock price was determined and a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. The appropriate percentages should be reasonable in light of acquirer’s volatility. Please advise.

Response: In response to the Staff’s comment, we have amended our disclosure of the Unaudited Pro Forma Combined Financial Information, on Amendment No. 2 to our Current Report on Form 8-K, to disclose the date at which the stock price was determined. We did not perform, and were not required to perform, a sensitivity analysis and thus no such disclosure is or was included.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Christopher Roberts

Principal Financial Officer and Principal Accounting Officer

Quantum Computing Inc.

215 Depot Court SE, Suite 215

Leesburg, VA 2017